Exhibit 21.1

Subsidiary	Jurisdiction of Organization
EqualLogic B.V.	Amsterdam, the Netherlands
EqualLogic Deutschland GmbH	Germany
EqualLogic Japan Corporation, Limited	Japan
EqualLogic UK Limited	United Kingdom